August 12, 2019

Scott A. Cottrill
Executive Vice President, Chief Financial Officer, and Secretary
Advanced Drainage Systems, Inc.
4640 Trueman Boulevard
Hilliard, OH 43026

       Re: Advanced Drainage Systems, Inc.
           Registration Statement on Form S-3
           Filed August 1, 2019
           File No. 333-232958

Dear Mr. Cottrill:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction